UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012.

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 23, 2012
	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B. Title: Vice President of Strategy and Finance

BANCOLOMBIA ANNOUNCES CREATION OF THE VICE PRESIDENCY OF STRATEGY AND FINANCE AND APPOINTMENT OF VICE PRESIDENT

Medellín, Colombia, April 23, 2012

As part of the reorganization of Grupo Bancolombia’s corporate management structure, the Board of Directors of Bancolombia S.A. created the Vice-presidency of Strategy and Finance, which will be responsible for the synchronization of strategy and financial management of the bank, leveraging resources in connection with organic and inorganic growth of the bank using optimal debt and capital structures, and maintaining financial information in accordance with international standards, to ensure planning and efficiency.

The Board of Directors appointed Mr. Jaime Alberto Velasquez Botero as Vice President of Strategy and Finance. Mr. Velasquez, who served until recently as Chief Financial Officer, has also been serving since the end of 2011 as Vice President of Corporate Development. The current position of Vice President of Corporate Development has been eliminated.

Mr. Jose Humberto Acosta Martin will be the Chief Financial Officer, as ratified by the Board of Directors, and will report to the Vice-presidency of Strategy and Finance.